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September 19, 2008

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C. 20549
Attention:  Mr. Kevin Rupert

Re:      Oak Associates Funds (File No. 811-08549)

Mr. Rupert:

The purpose of this letter is to request a change in the EDGAR submission header for Oak Associates Funds' Form N-CSR as of October 31, 2007, which was filed on January 8, 2008.

The following information relates to the filing on Form N-CSR:

Name of Company:                    Oak Associates Funds
CIK of Company:                     0001050918
Accession number of filing:         0001135428-08-000010
EDGAR submission type:              Form N-CSR
Error in filing:                    Period of report stated 2007-04-30
Correction requested:               Period of report 2007-10-31

We request that the above change be corrected in the EDGAR submission header for the filing identified above.

Thank you for your consideration and please contact me at (610) 676-3426 if you have any questions or comments.



Very truly yours,

/s/ Eric Kleinschmidt
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Eric Kleinschmidt
Chief Financial Officer